

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2014

Via Email
John P. Rochon
Chief Executive Officer
CVSL, Inc.
2400 North Dallas Parkway, Suite 230
Plano, TX 75093

> **Re: CVSL, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 15, 2014**
> **File No. 333-196155**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 1, 2014**
> **File No. 000-52818**

Dear Mr. Rochon:

    We have reviewed your registration statement and your filing on Form 10-K for fiscal year ended December 31, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed July 15, 2014

Prospectus Summary, page 1

Strengths and Competitive Advantages, page 3

Our unique incentives program, page 4

1. We note your disclosure that you "expect a web-based portal will soon be available to members of the *CVSL Connections* program." Please reconcile this disclosure with your statement throughout the registration statement that you have launched a new website called "*CVSL Connections*." If you are planning to create an additional web-portal, please tell us how these two web portals will be distinct.

Risk Factors, page 11

Each of our subsidiaries is dependent on its key personnel, page 16

2. We note your response to comment 15 in our letter dated June 19, 2014. However, please revise your disclosure to identify the key personnel upon which your subsidiaries are dependent and identify any specific risks of losing such key personnel or tell us why this information would not be material to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Overview, page 41

3. We note your response to comment 21 in our letter dated June 19, 2014 that "[your] results are impacted by economic, political, demographic and business trends and conditions in the United States as well as globally." Please tailor this disclosure to your business, specifying the trends and conditions that impact your business and providing discussion and analysis, quantifying where practicable, of each trend on your results of operations. For example, what economic conditions are materially important or challenging in your business? Have the political conditions in any particular country in which you do business impacted your results of operations in a material way? What specific demographics are materially important to your company? Please note, these are just examples and should not be viewed as an exhaustive list.

Results of Operations for the Three Months Ended March 31, 2014 and 2013, page 45

4. We note your responses to comments 23 and 24 in our letter dated June 19, 2014, as well as your revised disclosure. Please further revise your disclosure to provide a comparative discussion of your results of operations for the above stated time periods as required by

Item 303 of Regulation S-K and to quantify the impact of each significant factor that has impacted your results of operations.

Business, page 53

Strengths and Competitive Advantages, page 54

5. We note your response to comment 28 in our letter dated June 19, 2014 regarding your use of technology to provide a different shopping experience for your customers. Please describe in greater detail, throughout your prospectus, how you will utilize the Enterprise Resource Planning system at The Longaberger Company and how it will make the shopping experience easier and more efficient for your customers.

Our Strategy, page 56

6. We note your response to comment 29 in our letter dated June 19, 2014, as well as your revised disclosure. Please further revise your disclosure to describe your plans to leverage your operation infrastructure or direct us to the updated disclosure that you believe provides this information.

Item 17. Undertakings, page II-8

7. Please provide the undertaking set forth in Item 512(a)(6), as it applies to all primary offerings.

Notes to the Consolidated Financial Statements, page F-8

(2) Summary of Significant Accounting Policies, page F-9

Revenue Recognition and Deferred Revenue, page F-12

8. We note your response to comment 51 of our letter dated June 19, 2014 that your allowance for product and sales returns is a reduction of revenue. However, your revised disclosure states the provision for product returns and allowances is classified as a reduction of net sales. Please revise your disclosure to clarify if both gross sales and costs of sales have been reduced to reflect estimated returns.

9. We note your responses to comments 50, 51 and 52 of our letter dated June 19, 2014. Please explain your basis for labeling revenues gross as opposed to net on the face of the income statement given your revenues are reported net of sales taxes and estimated returns. See ASC 605-45-50-1.

Commissions and Incentives, page F-12

10. We note your response to comment 54 of our letter dated June 19, 2014. Please revise your disclosure to explain in greater detail the nature of and reasons for the reclassification similar to your response.

(3) Acquisitions, Dispositions and Other Transactions, page F-15

11. We note your response to comment 55 of our letter dated June 19, 2014 and your reliance on the guidance in ASC 805. Please advise us of the specific subtopic and sections within ASC 805 supporting your conclusion that TLC was not a predecessor as the guidance in ASC 805 does not appear relevant to us in this circumstance. Please reconsider our prior comment 55 taking into consideration the definition of a predecessor in Rule 405 of Regulation C.

12. We note your response to comment 57 of our letter dated June 19, 2014. Your disclosure on page F-15 does not clearly indicate the total acquisition date fair value nor is it clear that the $14,533 in other long-term liabilities is related to the earn outs of Paperly and MSK. Please revise your disclosure to state the total acquisition date fair value including the amounts recognized for the earn-out provisions. Please refer to ASC 805-30-50-1.

13. With regards to the acquisitions of Paperly, MSK and Uppercase Living please explain how you determined goodwill arising from the transactions was $292,911, $155,856 and $469,065 respectively. Refer to ASC 805-30-30. In each acquisition we note the goodwill recognized appears to have exceeded the consideration transferred. Your response should provide in detail the amount of assets and liabilities acquired and the total consideration transferred. An illustration of the disclosure requirements of ASC 805 that we are requesting is provided in ASC 805-10-55, Example 5.

14. We note your response to comment 60 of our letter dated June 19, 2014. The information and disclosures provided as part of Form 8-K/A filed May 30, 2013 and the March 31, 2013 Form 10-Q do not satisfy the GAAP disclosure requirements for your financial statements included in the Form S-1 or Form 10-K. Please provide the financial information and supplemental pro forma information required by ASC 805-10-50-2(h) for the periods ended December 31, 2013 and 2012.

Possible Issuance of Additional Common Stock under Share Exchange Agreement, page F-16

15. We note your response to comment 62 of our letter dated June 19, 2014. While the written notice from Rochon Capital may impact the timing of the issuance of the 504,813,514 shares, we do not believe it is representative of a specific condition as outlined in ASC 260-10-45-13 under which the shares would not be issued. It appears to us that all of the contingencies have been satisfied and the shares should be considered outstanding for basic EPS computations, even if the shares physically have not been

issued. Please support your conclusion that these shares should not be included as part of the calculation of basic earnings per share.

(11) Income Taxes, page F-25

16. We note your response to comment 64 of our letter dated June 19, 2014. Please revise your disclosure to explain the adjustment.

(14) Segment Information, page F-27

17. We note your response to comment 65 of our letter dated June 19, 2014. In regards to the information about your products, you disclose on page two the seven businesses acquired and you disclose on page one the seven major product categories in which you have a presence; namely home décor, gourmet foods and spices, nutritional supplements, skin care, home improvement, stationery and home security. To the extent disaggregated product information is available and used to produce your financial statements, please revise. With regards to the geographic areas we note you disclose 16% of your revenues were generated in the international markets; however, it is unclear which international markets or regions (Asia, Europe, Africa, Middle East, etc.) you are referring to. If revenues from an individual country or region(s) are material or are expected to be material, please disclose those revenues separately. If providing any of the above information is impracticable, please explain to us the reasons and disclose this fact. Please refer to ASC 280-10-50-40 and 50-41.

Consolidated Statements of Cash Flows (Unaudited), page 31

18. We note your response to comment 68 of our letter dated June 19, 2014 in which you indicate the issuance of stock was in conjunction with your acquisition of Lega Enterprises, Paperly and MSK. Please address how you received cash proceeds for the issuance of your shares in conjunction with the acquisition of Lega Enterprises, Paperly and MSK. In this regard, please tell us which transaction(s) included cash payment by the acquiree for shares issued by you, the number of shares issued, and the price per share paid.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

19. Please address the above comments as they apply to your Form 10-K for the fiscal year ended December 31, 2013 and the subsequent Forms 10-Q and revise your corresponding disclosures accordingly. You must address the above comments and provide us with your proposed response and revised disclosure even if you do not proceed with the offering contemplated by the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272, or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Dietrich King, Legal Branch Chief, at 202-551-3338, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara Ransom
Assistant Director

cc: Leslie Marlow, Esq.